EXHIBIT 99.1

News Release

C$ unless otherwise stated                    TSX/NYSE/PSE: MFC SEHK: 945
For Immediate Release
June 18, 2026

Manulife Financial Corporation announces interest rate reset on Limited Recourse Capital Notes Series 1

TORONTO – Manulife Financial Corporation (“Manulife”) today announced the interest rate for its $2 billion principal amount of 3.375% Limited Recourse Capital Notes Series 1 (Subordinated Indebtedness) (the “Notes”) for the five-year period commencing June 19, 2026.
In accordance with the terms of the trust indenture dated February 19, 2021 (the “Indenture”), the interest rate on the Notes for the period from and including June 19, 2026, to but excluding June 19, 2031, will be 5.88300% per annum.
The interest rate was calculated as the sum of the Government of Canada Yield (as defined in the Indenture) determined as at June 18, 2026, plus 2.839%. Interest on the Notes will continue to be payable semi-annually in arrears on June 19 and December 19 of each year, with the first such payment occurring on December 19, 2026.
The Notes are scheduled to mature on June 19, 2081. In connection with the issuance of the Notes, Manulife issued 2,000,000 Non-Cumulative Fixed Rate Reset Class 1 Shares Series 27 (the “Series 27 Shares”) held by Computershare Trust Company of Canada, as trustee of Manulife LRCN Limited Recourse Trust (the “Limited Recourse Trust”). In case of non-payment of interest on or principal of the Notes when due, the recourse of each noteholder will be limited to that holder’s proportionate share of the Limited Recourse Trust’s assets, which will consist of Series 27 Shares except in limited circumstances. The Notes and the Series 27 Shares were issued under a prospectus supplement dated February 12, 2021.
Manulife may redeem the Notes, with the prior written approval of the Superintendent of Financial Institutions (Canada), in whole or in part, during the period from May 19 to and including June 19, 2031 and every five years thereafter, on not less than 15 nor more than 60 days’ prior notice, and only upon the redemption by Manulife of such number of Class 1 Shares Series 27 with an aggregate face amount equal to the aggregate principal amount of Notes redeemed, in accordance with the terms of such shares.
For more information, the prospectus supplement dated February 12, 2021 is available on Manulife’s SEDAR+ profile at www.sedarplus.ca.

About Manulife
Manulife Financial Corporation is a leading international financial services provider, headquartered in Toronto, Canada. Anchored in our ambition to be the number one choice for customers, we operate as Manulife across Canada and Asia, and primarily as John Hancock in the United States, providing financial advice, insurance and health solutions for individuals, groups and businesses. Through Manulife Wealth & Asset Management, we offer global investment solutions, financial advice, and retirement plan services to individuals, institutions, and retirement plan members worldwide. At the end of 2025, we had more than 37,000 employees, over 106,000 agents, and thousands of distribution partners, serving over 37 million customers with operations across 25 markets globally. We trade as ‘MFC’ on the Toronto, New York, and Philippine stock exchanges, and under ‘945’ on the Hong Kong stock exchange. Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

Media Relations: Fiona McLean Manulife 437-441-7491 fiona_mclean@manulife.com	Investor Relations: Derek Theobalds Manulife 416-254-1774 derek_theobalds@manulife.com